UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 305

(CUSIP Number)

GMS Ventures and Investments

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town,

Grand Cayman KYI-9007, Cayman Islands

Telephone: +962 6 582 7999

with a copy to:

Shearman & Sterling LLP

Bank of America Tower

800 Capitol Street, Suite 2200

Houston, TX 77002

Attention: Taylor Landry

(713) 354-4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69012T 305
1.		Names of Reporting Persons GMS Ventures and Investments
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,266,645 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,266,645 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,266,645 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0% (2)
14.		TYPE OF REPORTING PERSON IV

(1)	Includes Warrants to purchase up to an aggregate of 3,458,571 Shares. Effective March 14, 2024, every 20 issued and outstanding shares of the Issuer’s common stock was automatically combined into one issued and outstanding share of the Issuer’s common stock (the “Reverse Stock Split”). Prior to the Reverse Stock Split, GMS Ventures held 70,047,204 Shares and, as a result of the Reverse Stock Split, such Shares became 3,502,360 Shares.

(2)	This percentage is calculated based upon 21,584,256 Shares outstanding immediately following the March 2024 Private Placement (as defined below), as confirmed by the Issuer, plus 3,458,571 Shares underlying the Warrants.

Page 2 of 7 Pages

CUSIP No. 69012T 305
1.		Names of Reporting Persons Ghiath M. Sukhtian
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,266,645 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,266,645 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,266,645 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0% (2)
14.		TYPE OF REPORTING PERSON IN

(1)	Includes Warrants to purchase up to an aggregate of 3,458,571 Shares. Effective March 14, 2024, every 20 issued and outstanding shares of the Issuer’s common stock was automatically combined into one issued and outstanding share of the Issuer’s common stock (the “Reverse Stock Split”). Prior to the Reverse Stock Split, GMS Ventures held 70,047,204 Shares and, as a result of the Reverse Stock Split, such Shares became 3,502,360 Shares.
(2)	This percentage is calculated based upon 21,584,256 Shares outstanding immediately following the March 2024 Private Placement, as confirmed by the Issuer, plus 3,458,571 Shares underlying the Warrants.

Page 3 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the statement on Schedule 13D of GMS Ventures and Investments (“GMS Ventures”) and Ghiath M. Sukhtian (“Sukhtian” and, together with GMS Ventures, the “Reporting Persons”) originally filed with the SEC on July 7, 2022, and amended by Amendment No. 1 thereto, filed with the SEC on December 29, 2022 (together, as so amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to report certain changes in their beneficial ownership of Shares of the Issuer as result of the March 2024 Share Purchase, as defined and described in Item 4 of this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

The source of funds for the March 2024 Share Purchase (as defined below) was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following after the last paragraph:

On March 18, 2024, the Issuer closed the sale of an aggregate of 8,571,423 Shares and Warrants to acquire an aggregate of 12,857,133 Shares to certain institutional and accredited investors (the “Investors”) in a private placement transaction (the “March 2024 Private Placement”). As part of the March 2024 Private Placement, on January 22, 2024, the Issuer entered into a securities purchase agreement (the “January 2024 SPA”) with the Investors, including GMS Ventures, pursuant to which the Issuer agreed to sell, and the Investors agreed to purchase, an aggregate of $60 million in Shares (the “Private Placement Shares”), and, for each Private Placement Share, accompanying Warrants to purchase up to one and a half Shares (the “Private Placement Warrants”), subject to customary closing conditions. GMS Ventures purchased 2,305,714 Private Placement Shares and 3,458,571 Private Placement Warrants in the March 2024 Private Placement, at a purchase price per Private Placement Share and accompanying Private Placement Warrant of $7.00, for an aggregate purchase price of $16,140,000 (the “March 2024 Share Purchase”). The Private Placement Warrants have a per share exercise price equal to $7.70 and will expire on March 18, 2029.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

(a)–(b)

The following disclosure is based upon 21,584,256 Shares outstanding immediately following the March 2024 Private Placement, as confirmed by the Issuer, plus 3,458,571 Shares underlying the Private Placement Warrants.

A.	GMS Ventures:

(a)	As of the date hereof, GMS Ventures directly owns 5,808,074 Shares and Warrants to purchase 3,458,571 Shares, representing a total of 9,266,645 Shares beneficially owned by GMS Ventures. This represents approximately 37.0% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,266,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,266,645

Page 4 of 7 Pages

B.	Sukhtian:

(a)	Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Act. This represents approximately 37.0% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,266,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,266,645

(c)	The description of the March 2024 Share Purchase in Item 4 is incorporated herein by reference. Other than the March 2024 Share Purchase, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)        Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following after the last paragraph:

January 2024 Share Purchase Agreement

Item 4 above summarizes certain provisions of the January 2024 SPA and is incorporated herein by reference.

In addition to provisions relating to the March 2024 Share Purchase, the January 2024 SPA includes provisions in which the Issuer agreed to submit to its stockholders, in connection with its 2024 annual meeting of stockholders, (i) a proposal to amend its certificate of incorporation to increase the number of authorized Shares by at least a number of Shares sufficient to issue the Private Placement Shares and the Shares issuable upon exercise of the Private Placement Warrants, (ii) a proposal to authorize the Board of Directors of the Issuer to implement a reverse stock split of the Shares within a range of between 1-for-10 to 1-for-25, and (iii) a proposal to approve the issuance of the Private Placement Shares and Private Placement Warrants in the March 2024 Private Placement pursuant to Nasdaq Listing Rule 5635(d) (such proposals, together, the “Proposals”). The closing of the March 2024 Private Placement was conditioned on obtaining stockholder approval of the Proposals. As reported in the Issuer’s Current Report on Form 8-K filed on March 7, 2024, the Proposals were approved by the Issuer’s stockholders. With respect to the reverse stock split, the Issuer agreed in the January 2024 SPA to implement such reverse stock split within five trading days following the relevant stockholder approval, and the Board approved a reverse stock split of 1-for-20 after receipt of the necessary stockholder approval.

January 2024 Support Agreements

In connection with the execution of the January 2024 SPA, the Issuer entered into stockholder support agreements (the “January 2024 Support Agreements”) with all members of the Board of Directors of the Issuer, as well as certain investors, including GMS Ventures. The January 2024 Support Agreement entered into by GMS Ventures provides that, among other things, GMS Ventures would vote (or cause to be voted) in favor of the Proposals with all of the voting power associated with the Shares beneficially owned by GMS Ventures.

Page 5 of 7 Pages

January 2024 Registration Rights Agreement

In connection with the execution of the January 2024 SPA, the Issuer entered into a registration rights agreement (the “January 2024 Registration Rights Agreement”) with the Investors, including GMS Ventures. Pursuant to the January 2024 Registration Rights Agreement, the Issuer is required to prepare and file, within five days following the closing of the March 2024 Share Purchase, one or more registration statements with the SEC to register for resale the Private Placement Shares and Shares issuable upon exercise of the Private Placement Warrants. The Issuer agreed to be responsible for all fees and expenses incurred in connection with the registration of such securities. In addition, the Issuer granted the Investors customary indemnification rights in connection with any registration statement filed pursuant to the January 2024 Registration Rights Agreement, and the Investors have also granted the Company customary indemnification rights in connection with any registration statement filed pursuant to the January 2024 Registration Rights Agreement.

The foregoing descriptions of the January 2024 SPA, January 2024 Support Agreements and January 2024 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the January 2024 SPA, January 2024 Support Agreements and January 2024 Registration Rights Agreement, the forms of which are filed as Exhibits 6, 7 and 8 to this Schedule 13D, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, between Ghiath M. Sukhtian and GMS Ventures and Investments, dated March 20, 2024.*
2.	Amended & Restated Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Ventures and Investments, dated as of April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on April 22, 2022).
3.	Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K, filed with the SEC on January 24, 2024).
4.	Power of Attorney by Ghiath M. Sukhtian, dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on January 29, 2020).
5.	Power of Attorney by GMS Ventures and Investments, dated as of February 25, 2020 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and Investments with the SEC on February 27, 2020).
6.	Form of Securities Purchase Agreement, dated as of January 22, 2024, by and between the Issuer and certain purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on January 24, 2024).
7.	Form of Support Agreement, dated as of January 22, 2024, by and between the Issuer and certain stockholders named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on January 24, 2024).
8.	Form of Registration Rights Agreement, dated as of January 22, 2024, by and between the Issuer and certain stockholders named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the SEC on January 24, 2024).

*        Filed herewith.

Page 6 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024

GMS Ventures and Investments

By:	/s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: Attorney-in-Fact

Ghiath M. Sukhtian

By:	/s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: Attorney-in-Fact

Page 7 of 7 Pages